Exhibit 21.1

Set forth below are the names of the Company’s subsidiaries, each 100% owned, directly or indirectly, as of December 31, 2017.

Subsidiary	Jurisdiction of Incorporation
Egalet Limited	United Kingdom
Egalet US Inc.	Delaware